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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                                   Commission File Number 1-6715

                           NOTIFICATION OF LATE FILING

   (Check One): [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F   [  ] Form 10-Q
[  ] Form 10-N-SAR
For Period Ended:      March 31, 1998

[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                           .
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         Part I - Registrant Information

Full Name of Registrant:    National Media Corporation

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number): Eleven Penn Center,
1835 Market Street, Suite 1100

City, State and Zip Code:    Philadelphia, Pennsylvania 19103


                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Company's fiscal year ends on March 31. As of the date hereof, the Company has not yet been able to finalize the audit of its financial statements for the fiscal year ended March 31, 1998 due in large part to (i) issues which arose directly as a result of the termination (the "Termination") on June 2, 1998, of its Merger Agreement with ValueVision International, Inc. ("ValueVision") which were not definitively resolved in time to timely file and (ii) the extensive amount of management time and effort expanded in the period prior to such termination in an attempt to restructure the proposed transaction, and subsequent to such termination, on matters affected by such termination.

As a result of the foregoing, the Company has not yet been able to finalize the audit of its financial statements for the fiscal year ended March 31, 1998.

                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

 John J. Sullivan, Chief Financial Officer        (215)           988-4640
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(Name)                                        (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              [ X ] Yes         [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [    ] Yes        [ X ] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ John J. Sullivan                       Date:        June 29, 1998
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     Senior Vice President and
          Chief Financial Officer